Oxford GlycoSciences Plc
11 March 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan

                        OXFORD GLYCOSCIENCES PLC ('OGS')
                      ADJOURNMENT OF SHAREHOLDER MEETINGS


Further to the announcement of 6 March 2003, OGS announces the adjournment of the court meeting and the extraordinary general meeting convened for today. OGS will inform shareholders accordingly as to any reconvening of the meetings.


                                     -Ends-

For further information please contact:


Oxford GlycoSciences Plc                            +44 (0) 1235 208 000
David Ebsworth, Ph.D., Chief Executive Officer


Goldman Sachs International                          44 (0) 20 7774 1000
Michael Hill
Basil Geoghegan
Phil Raper (Corporate Broking)


Financial Dynamics
UK Media and Investors                              +44 (0) 20 7831 3113
Tim Spratt
Melanie Toyne-Sewell
US Media and Investors                              +1 212 850 5626
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones

Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation the contents of this announcement.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.